Exhibit 99.1

For immediate release

Alibaba Group and Ant Financial Announce Local Services JV

New Company Koubei to Capture Offline Consumption Opportunities

HANGZHOU, CHINA, June 23, 2015 — Alibaba Group Holding Limited (“Alibaba”) (NYSE: BABA), and Ant Financial Services Group (“Ant Financial”) announced today both parties will each invest RMB3 billion ($483.3 million) and resources to set up a joint venture aimed at capturing opportunities within China’s local services market, with an initial focus on the food and beverage segment.

The joint venture, Koubei, will integrate the convenient aspects of mobile commerce and big data to transform and upgrade China’s local services sector, offering consumers enhanced dining and shopping experiences. Alibaba’s food ordering and delivery business operating under the Taodiandian brand and Ant Financial’s offline merchant resources will become a core part of Koubei’s operations.

Alibaba and Ant Financial will each have a 50 percent equity stake in Koubei. Samuel Fan from Ant Financial’s payment business unit will become Chief Executive Officer of the new venture.

The growth of mobile Internet in China has presented enormous opportunities for transformation within China’s local services market. With Alibaba’s leadership in mobile commerce and cloud computing, as well as Ant Financial’s proven track record in mobile payment, consumer credit and micro loans, Koubei is well positioned to partner with local merchants looking to provide innovative services to consumers.

“Consolidating our resources under Koubei allows us to capture opportunities that navigate both the offline and online markets. Harnessing the power of mobile commerce and data technology, Koubei will build synergies between offline consumption and internet-based offerings that will transform China’s local services market,” said Samuel Fan, CEO of Koubei.

At the start, Koubei’s business will focus on offline consumption opportunities in the food and beverage segment and over time, Ant Financial’s merchant services in the areas of offline retail, healthcare and vending machines will be consolidated into the joint venture. Users will be able to easily access Koubei through Ant Financial’s Alipay Wallet app and Alibaba’s Mobile Taobao app.

As a platform company, Koubei will enable local merchants to access mobile payment solutions and launch local marketing and promotion campaigns to reach a wide user base. Koubei aims to build a local services ecosystem that will benefit consumers, merchants and third-party service providers.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company is the largest online and mobile commerce company in the world in terms of gross merchandise volume. Founded in 1999, the company provides the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce with hundreds of millions of consumers and other businesses.

Alibaba Group’s major businesses include:

•                          Taobao Marketplace (www.taobao.com), China’s largest online shopping destination

•                          Tmall.com (www.tmall.com), China’s largest third-party platform for brands and retailers

•                          Juhuasuan (www.juhuasuan.com), China’s most popular online group buying marketplace

•                          Alitrip (www.alitrip.com), a leading online travel booking platform

•                          AliExpress (www.aliexpress.com), a global online marketplace for consumers to buy directly from China

•                          Alibaba.com (www.alibaba.com), China’s largest global online wholesale platform for small businesses

•                          1688.com (www.1688.com), a leading online wholesale marketplace in China

•                          Alibaba Cloud Computing (www.aliyun.com), a provider of cloud computing services to businesses and entrepreneurs

About Ant Financial Services Group

Ant Financial Services Group is focused on serving small and micro enterprises as well as consumers. With the vision “to turn trust into wealth,” Ant Financial is dedicated to building an open ecosystem of Internet thinking and technologies while working with other financial institutions to support the future financial needs of society. Businesses operated by Ant Financial Services Group include Alipay, Alipay Wallet, Yu’e Bao, Zhao Cai Bao, Ant Micro Loan and Sesame Credit.

For more information:

Rachel Chan Alibaba Group +852 9400 0979 rachelchan@hk.alibaba-inc.com	Bob Christie Alibaba Group +1 917 860 9410 bob.christie@alibaba-inc.com	Miranda Shek Ant Financial +86 186 1668 6252 haymanmiranda.shm@alipay.com